SE 20004392

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAS EXECUTIONS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O ACCOUNTING & COMPLIANCE INTERNATIONAL, 40 WALL ST, STE 1704
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAY GETTENBERG 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 NASSAU STREET (Address) NEW YORK (City) NY (State) 10038 (Zip Code)

SEC Mail Processing Section
FEB 21 2020
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

EB.

OATH OR AFFIRMATION

I, FADY TANIOS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAS EXECUTIONS, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Americas Executions, LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended December 31, 2019

Contents
As of and for the Year Ended December 31, 2019

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Members of
Americas Executions LLC
40 Wall Street, 17th floor
New York, NY 10005

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Americas Executions LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in the "Computation of Net Capital" schedule has been subjected to audit procedures performed in conjunction with the audit of the Americas Executions LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs, LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2015.

New York, NY
January 28, 2020

Statement of Financial Condition
Year Ended December 31, 2019

ASSETS

Cash	$ 1,862,414
Commission receivable	917,649
Investment banking fee receivable	12,500
Due from clearing broker	37,123
Due from vendors	23,442
Security deposits	10,500
Right of use asset	212,100
Prepaid expenses	34,958
TOTAL ASSETS	$ 3,110,686

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 119,516
Operating lease liability	212,100
Commission and bonus payable	343,371
TOTAL LIABILITIES	674,987
MEMBER'S EQUITY	2,435,699
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,110,686

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Americas Executions, LLC

Statement of Operations
Year Ended December 31, 2019

REVENUE:	
Commission income	$ 6,660,433
Investment banking income	160,000
Other income	5,321
Total revenue	6,825,754
OPERATING EXPENSES:	
Salaries, commissions and other compensation costs	4,023,476
Occupancy expense	144,281
Office and other	129,573
Dues and subscriptions	77,585
Data services	181,462
Professional fees	344,529
Regulatory fees	188,467
Communications	26,212
Commission and clearance expense	186,675
Insurance expense	158,348
Bad debt expense	122,937
Travel, meals and entertainment	153,026
Total expenses	5,736,571
NET INCOME	$ 1,089,183

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Statement of Changes in Members' Equity
Year Ended December 31, 2019

MEMBER'S EQUITY, January 1, 2019	$ 3,246,516
Capital distributions	(1,900,000)
Net income	1,089,183
MEMBER'S EQUITY, December 31, 2019	$ 2,435,699

Statement of Cash Flows
Year Ended December 31, 2019

OPERATING ACTIVITIES:	
Net income	$ 1,089,183
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	-
Changes in operating assets and liabilities	
Increase in accounts receivable	(99,513)
Increase in investment banking fee receivable	(12,500)
Increase in right of use asset	(212,100)
Decrease in due from clearing firm	378,103
Increase in prepaid expenses	(1,213)
Decrease in security deposits	30,603
Decrease in other receivable	5,105
Increase in right of use liability	212,100
Decrease in accounts payable and accrued expenses	(21,126)
Increase in commissions and bonuses payable	8,849
Net cash provided by operating activities	1,377,491
FINANCING ACTIVITIES:	
Capital distributions	(1,900,000)
Net cash used by investing activities	(1,900,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(522,509)
CASH AT BEGINNING OF YEAR	2,384,923
CASH AT END OF YEAR	$ 1,862,414

Supplemental cash flow information	
Cash paid during the year for income taxes	$ -
Cash paid during the year for interest	$ 321

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Notes to Financial Statements
Year Ended December 31, 2019

1. Organization and Nature of Business

Americas Executions, LLC. (the "Company") was organized as a limited liability company under the laws of the State of New York. The Company is wholly owned by GI4 Holdings, LLC (the Member). In April 2015, the broker dealer was purchased and was converted from an S Corporation to an LLC for tax purposes. The Company executes equity transactions for its clients solely on an agency and/or give-up basis. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves the related books and records as are primarily kept by a clearing broker/dealer.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at two financial institutions and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date. As of December 31, 2019, all revenues earned by the Company were fully earned. Commission revenues settle T+2 and all investment banking deal revenues were recognized to the extent that performance obligations were completed and transferred to the customers. There are no ASC 606 considerations for the end of the fiscal year.

d) Income Taxes
The LLC is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the tax return of the parent entity and passed along to the individual members. The Company operates in New York City and is subject to NYC Unincorporated Business Tax., which has been presented within the Statement of Income. The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject.

e) Furniture and Equipment
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method.

f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. Lease Accounting

In connection with new FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 15, 2018, management has evaluated the financial impact the standards have had on the Company's financial statements using a modified retrospective transition approach. As of December 31, 2019, the Company is reporting a right to use asset in the amount of $212,100, which is offset by a liability in the amount of $212,100. There is no impact to the Company's net capital, as the right of use asset is allowable to the extent there is an offsetting lease obligation.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2019, the Company had net capital of $2,154,796, which was $2,123,937 in excess of its required net capital of $30,859. The Company's aggregate indebtedness to net capital ratio was 21.48%.

7. Subsequent Events
The Company has evaluated events and transactions that occurred between January 1, 2020 and January 28, 2020, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Americas Executions, LLC
(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2019

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 2,435,699
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	(280,903)
NET CAPITAL	$ 2,154,796
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 119,516
Commission and bonuses payable	343,371
	$ 462,887
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 30,859
Excess net capital	$ 2,123,937
Excess Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 2,108,507
Percentage of aggregate indebtedness to net capital	21.48%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Americas Executions, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Americas Executions, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Fady Tanios, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Title: CEO

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
Americas Executions LLC
40 Wall Street, 17th floor
New York, NY 10005

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Americas Executions LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Americas Executions LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii), (the "exemption provisions") and (2) Americas Executions LLC stated that Americas Executions LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Americas Executions LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Americas Executions LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs, LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 28, 2020

AMERICAS EXECUTIONS LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Year Ended December 31, 2019

Americas Executions, LLC
(A LIMITED LIABILITY COMPANY)
DECEMBER 31, 2019

Table of Contents

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Americas Executions LLC
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Americas Executions LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Americas Executions LLC for the year ended December 31, 2019, solely to assist you and SIPC in evaluating the Americas Executions LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Americas Executions LLC's management is responsible for the Americas Executions LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1- Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2- Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in the Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4- Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP (NY)
January 28, 2020

AMERICAS EXECUTIONS LLC
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December 31, 2019

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 6,825,754
Additions	
Deductions	(186,996)
SIPC Net Operating Revenues	$ 6,638,758

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 6,638,758
General Assessment @ .0015	9,958

Assessment Remittance:

Less: Payment made with Form SIPC-6 on July 2019	(4,732)
Assessment Balance Due	$ 5,226

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2019

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 6,638,758
SIPC Net Operating Revenues as computed above	6,638,758
Difference	$ -

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Americas Executions, Inc.
40 Wall Street, Suite 1704
New York, NY 10005

8-67305

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg (212) 668-8700

2. A. General Assessment (item 2e from page 2)	$ 9,958
B. Less payment made with SIPC-6 filed (exclude interest) July 16, 2019 (Date Paid)	(4,732)
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	5,226
E. Interest computed on late payment (see instruction E) for____days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 5,226

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ]
Total (must be same as F above) $ 5,226

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Americas Executions, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 17th day of January, 20 20.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2019
and ending December 31, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,825,754
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	186,675
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 321	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	321
Total deductions	186,996
2d. SIPC Net Operating Revenues	$ 6,638,758
2e. General Assessment @ .0025 This rate used before 1/1/2017	$ 9,958

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